BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF launches campaign focused on Sustainability

BRF SA ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) communicates to its shareholders and the market in general that it is launching today a campaign in effort to reinforce the sustainable attitudes that are part of its essence and guide the management of its integrated chain, from the purchase of grains, throughout the care of animal welfare and eco-efficiency in production and even reaching the distribution and sale of food.

Among the main messages that make up the campaign, we highlight: investments to reduce environmental impacts; preservation of forests and natural resources, such as water and energy; and care for animal welfare, by obtaining certifications and establishing renowned partnerships in the market. In this regard, it is worth reminding that BRF is the only food company to be included in the B3 Corporate Sustainability Index.

Throughout its 86 years of history, the Company has developed an awareness of its social responsibility and will be an inspiring agent for more people and organizations to act in the same direction. Click here and see the Campaign.

São Paulo, September 29, 2020.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.